02012675

P.E. 10/31/01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION 0-28970
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2001

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _______)

Enclosure: Circular to shareholders dated 25th October 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 26th October 2001

COLT Telecom Group plc

By: ______________________

Mark A. Jenkins
Legal Services Director

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action to take you should consult your stockbroker, bank manager, solicitor, accountant or other independent adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services Act 1986, or, if you are taking advice in Ireland, is authorised or exempted pursuant to the Investment Intermediaries Act 1995 of Ireland or the Stock Exchange Act 1995 of Ireland.

The Directors, whose names appear on page 9, accept responsibility for the information contained in this document excluding the information relating to Fidelity on pages 13 to 17. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document excluding the information relating to Fidelity on pages 13 to 17 is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Fidelity Representatives accept responsibility for the information relating to Fidelity contained on pages 13 to 17 of this document only. To the best of the knowledge and belief of the Fidelity Representatives (who have taken all reasonable care to ensure that such is the case) the information relating to Fidelity contained on pages 13 to 17 of this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Morgan Stanley & Co. International Limited, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting exclusively for COLT Telecom Group plc and no-one else in connection with the Proposals and will not be responsible to anyone other than COLT Telecom Group plc for providing the protections afforded to its customers or for providing advice in relation to the Proposals or the contents of this document.

If you have sold or transferred all of your Ordinary Shares in COLT Telecom Group plc prior to the close of business on 2nd October, 2001, please send this document and the Prospectus or the US Prospectus, as the case may be, together with the accompanying Form of Proxy and Application Form, immediately to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold only part of your holding of Ordinary Shares in COLT Telecom Group plc, you are referred to the instructions regarding split applications set out in the accompanying Application Form.

Application has been made to the UKLA for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for admission to trading on its market for listed securities. It is expected that such admission will become effective and that dealings in those shares will commence on 3rd December, 2001.

COLT Telecom Group plc

(Incorporated and registered in England No. 3232904)

Notice of Extraordinary General Meeting

in relation to

Open Offer of 649,425,440 New Ordinary Shares

and Additional Subscription of up to

186,634,917 New Ordinary Shares

at 62 pence per share

Sponsored by

Morgan Stanley & Co. International Limited

A notice convening an Extraordinary General Meeting of COLT Telecom Group plc is set out at the end of this document. The Extraordinary General Meeting is to be held at the offices of Slaughter and May, 4 Coleman Street, London EC2R 5AR on 19th November, 2001 at 9.00 a.m. **The enclosed Form of Proxy should be duly completed and executed in accordance with the instructions thereon and returned as soon as possible and in any event so as to be received by Lloyds TSB Registrars by no later than 9.00 a.m. on 17th November, 2001.**

In connection with the Open Offer, the latest time for acceptance and payment in full is 3.00 p.m. on 27th November, 2001 (other than for Qualifying Shareholders who are US Persons, for whom the latest time for payment in full is 12 noon on 30th November, 2001) and the procedures for acceptance and payment are set out in the Prospectus or, in the case of Qualifying Shareholders who are US Persons, the US Prospectus. The US Prospectus will be sent to such persons in a separate subsequent mailing. Applications under the Open Offer may only be made on the enclosed Application Form or, in the case of Qualifying Shareholders who are US Persons, on the application form accompanying the US Prospectus, which is personal to the person(s) named thereon and may not be assigned or transferred except to satisfy *bona fide* market claims as set out in this document.

Unless otherwise indicated, all references to time in this document are references to London time.

Contents

Expected Timetable of Extraordinary General Meeting and Open Offer

	2001
Record Date for the Open Offer	Close of business on 2nd October
Latest time and date for receipt of Forms of Proxy	9.00 a.m., on 17th November
Extraordinary General Meeting	9.00 a.m., on 19th November
Latest time and date for splitting of Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 23rd November
Latest time and date for receipt of completed Application Forms and payment in full in respect of the Open Offer	3.00 p.m. on 27th November
Expected date on which the registration statement on Form F-3 will be declared effective	27th November
CREST members' accounts credited	3rd December
Dealings to commence in the New Ordinary Shares	3rd December
Share certificates to be despatched by	5th December

If the registration statement on Form F-3 filed with the United States Securities and Exchange Commission on 5th October, 2001 has not been declared effective by 27th November, 2001 the timetable will be delayed. In that event the Company will notify Shareholders of the revised timetable.

This document should be read in conjunction with the accompanying Prospectus in which, amongst other things, supplemental information directed to Qualifying Shareholders in the Netherlands and Ireland is incorporated or, in the case of Qualifying Shareholders who are US Persons, the US Prospectus. The Prospectus, which was prepared in accordance with the listing rules made under Section 142 of the Financial Services Act 1986, has been delivered to the Registrar of Companies in England and Wales in accordance with Section 149 of that Act and to the Registrar of Companies in Ireland, together with copies of the material contracts referred to in Part II, in accordance with Section 47 of the Companies Act 1963 of Ireland as required by the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland.

The Open Offer should not be considered as a public offering in France within the meaning of Article L.411-1 of the French Financial and Monetary Code. This document has not been submitted to, nor approved by, the French market regulatory authority.

The New Ordinary Shares or any other securities related to the Open Offer may not be offered or sold in Spain except in accordance with the requirements of the Spanish Securities Market Law (Ley 24/1988 de 28 de julio, del mercado de valores as amended by Law 37/1998 of 16th November) and Royal Decree 291/1992, on Issues and Public Offering of Securities (Real Decreto 291/1992 de 28 de marzo, sobre emisiones y ofertas públicas de valores) as amended or restated by Royal Decree 2590/1998 of 7th December (hereinafter the "R.D.292/92").

This document does not constitute an offer of any securities for sale in the US or to US Persons. The Open Offer is being made in the US and to Qualifying Shareholders who are US Persons through a separate prospectus which is part of a registration statement on Form F-3 filed with the US Securities and Exchange Commission. The US Prospectus will be sent to such persons in a separate subsequent mailing. Qualifying Shareholders who are US Persons are advised to read that prospectus because it contains important information relating to the Proposals. No sales may be made or offers accepted from Qualifying Shareholders who are US Persons prior to the time the registration statement becomes effective.

The Open Offer should not be considered public in Belgium pursuant to the Belgian royal decree of 7th July, 1999 on the public character of financial operation. This document has not been submitted to nor approved by the Belgian Banking and Financial Commission.

Part I – Letter from the Chairman

COLT Telecom Group plc

(Registered in England No. 3232904)

Directors:
James C. Curvey (Chairman and Non-Executive Director)
Barry R.J. Bateman (Non-executive Director)
Catherine Biner Bradley (Non-executive Director)
Paul W. Chisholm (Non-executive Director)
Robert Hawley (CBE) (Non-executive Director)
Lawrence M. Ingeneri (Chief Financial Officer and Director)
Werner E. Klatten (Non-executive Director)
Timothy T. Hilton (Non-executive Director)
Peter D. Manning (President, Chief Executive Officer and Director)
H.F. van den Hoven (KBE) (Non-executive Director)

Registered Office:
15 Marylebone Road
London NW1 5JD

25th October, 2001

To all Shareholders and, for information only, to holders of options under the COLT Share Option Schemes

Dear Shareholder,

Open Offer of 649,425,440 New Ordinary Shares at 62 pence per share and Additional Subscription of up to 186,634,917 New Ordinary Shares

INTRODUCTION

On 3rd October, 2001 COLT announced that it intends to raise approximately £400 million, by way of an Open Offer of 649,425,440 New Ordinary Shares (or in the United States, New Ordinary Shares or American Depositary Shares) at 62 pence per New Ordinary Share, the closing mid-market price per Ordinary Share on 2nd October, 2001.

Fidelity has agreed to subscribe for its pro rata share of the Open Offer Shares (309,552,507 New Ordinary Shares) and to subscribe for all of the remaining Open Offer Shares which are not subscribed by Qualifying Shareholders. Further details of these arrangements are set out below.

USE OF PROCEEDS

The net proceeds of the Open Offer are estimated to be approximately £400 million. If Qualifying Shareholders subscribe in full and Fidelity subscribes for 186,634,917 additional New Ordinary Shares pursuant to the Subscription Agreement, the Company will receive an additional amount of approximately £116 million from Fidelity.

The net proceeds of the Open Offer will be used to finance the completion of COLT's revised business plan, the key elements of which are:

- 32 city networks in service by the end of 2001,
- 18 Internet Solution Centres in service by the end of 2001,
- completion of its long distance network by mid June 2002,
- selective deployment of Digital Subscriber Line Services ("DSL"), and
- expansion of its range of managed and value-added services.

The Company intends to implement reductions to its capital expenditure programme. Specific changes to COLT's capital expenditure plans include scaling back deployment of DSL and capping the number of Internet Solution Centres at 18. While COLT continues to experience good demand for its services from corporate customers, overall capital requirements will be further reduced reflecting the generally slower pace of economic growth and reduced demand in the wholesale bandwidth market. COLT estimates that this will result in its capital requirements being reduced by approximately £200 million compared to the previous plan.

Based on the projections for its business, the Company believes that, following completion of the Open Offer and after taking into account its existing cash resources, together with internally generated funds, planned reductions in its capital expenditure programme and resulting reduction in its net cash interest payments (including interest savings arising from its recent bond buy-backs), the Company's business plan will be fully funded.

COLT believes that there may be opportunities to accomplish some of its planned expansion by acquisitions. COLT may use some of the net proceeds from the Open Offer to fund these acquisitions.

Pending COLT's use of the net proceeds from the Open Offer, it may invest the net proceeds in short-term (not exceeding three years), interest-bearing, investment-grade securities that are expected to mature before COLT expects to use the net proceeds. COLT may invest a portion of the net proceeds in an institutional cash fund managed by Fidelity International Limited, which is a shareholder of COLT and is related to Fidelity through certain common ownership. A majority of COLT's independent directors must approve any investment in such a fund.

COLT anticipates that the impact of the scaling back of its business plan will result in a small reduction in its anticipated revenue growth from 2002.

CURRENT TRADING

During the third quarter of 2001, the Company continued to achieve growth in demand for its services from corporate customers despite the generally slower pace of economic growth. However, as reflected in its second quarter performance the Company continued to see reduced demand in the wholesale bandwidth market. These trends are continuing and the Company is not expecting any change before the end of the year.

The Company's financial results for the three months and nine months ended 30th September, 2001 were announced on 22nd October, 2001.

DETAILS OF THE OPEN OFFER

The Company intends to invite Qualifying Shareholders to apply under the Open Offer to subscribe for 649,425,440 Open Offer Shares at the Issue Price on the basis of:

92 Open Offer Shares for every 100 Existing Ordinary Shares

held by Qualifying Shareholders and registered in their names at the Record Date, and so in proportion for any greater or lesser number of Existing Ordinary Shares then held. Entitlements will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and subscribed by Fidelity and the proceeds retained for the benefit of the Company. Qualifying Shareholders will be able to apply for any number of New Ordinary Shares up to their maximum entitlement as set out on their Application Form. Qualifying Shareholders with holdings of Existing Ordinary Shares in both certificated and uncertificated form will be treated as having separate entitlements under the Open Offer.

The portion of the Open Offer that is being made to Qualifying Shareholders who are US Persons will be made by means of a separate prospectus and application form which are being sent to Qualifying Shareholders in the US. US Persons will have the option to receive Open Offer Shares under the Open Offer in accordance with the terms set out in the US Prospectus.

The New Ordinary Shares will rank *pari passu* in all respects with the Existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid after Admission in respect of the ordinary share capital of the Company.

The Open Offer is conditional on the passing of the Resolutions (further details of which are set out below), the conditions to the Subscription Agreement having been satisfied by no later than 13th December, 2001 and the Subscription Agreement not having been terminated by that date, Admission having become effective by no later than 13th December, 2001 and the registration statement on Form F-3 having become effective by no later than 7th December, 2001 or such later date as the Company and Fidelity may agree.

Shareholders should be aware that the Open Offer is not a rights issue. Entitlements to Open Offer Shares will neither be tradeable nor sold in the market for the benefit of Qualifying Shareholders who do not apply for them in the Open Offer.

SUBSCRIPTION ARRANGEMENTS WITH FIDELITY

Fidelity, which holds 47.7 per cent. of COLT's issued share capital, has entered into a Subscription Agreement with COLT under which Fidelity has agreed to subscribe, and to procure that its affiliates subscribe, for its or their *pro rata* share of the Open Offer Shares, amounting to 309,552,507 New Ordinary Shares. Fidelity has also agreed to subscribe, or to procure that its affiliates subscribe, for all of the remaining Open Offer Shares which are not subscribed for by other Qualifying Shareholders or otherwise subscribed. Fidelity will not receive any consideration in respect of its commitment.

In addition, in the Subscription Agreement, Fidelity and COLT have agreed that if, as a result of Qualifying Shareholders other than Fidelity taking up more than 254,020,871 of the Open Offer Shares, the aggregate percentage holding of Fidelity following the Open Offer is less than 54.0 per cent. of the issued share capital of COLT, Fidelity will subscribe at the Issue Price for sufficient further New Ordinary Shares which will result in its aggregate percentage holding being increased to 54.0 per cent. If all of the Open Offer Shares are taken up by Qualifying Shareholders, a maximum of 186,634,917 New Ordinary Shares would be allotted in this way, with the result that COLT would receive an additional amount of approximately £116 million.

Due to the size of Fidelity's existing holding in COLT it is a substantial shareholder of COLT under the Listing Rules and therefore, these arrangements constitute a related party transaction under the Listing Rules and require the approval of Independent Shareholders. Accordingly, a resolution to approve the Company entering into the arrangements contemplated by the Subscription Agreement is being proposed at the Extraordinary General Meeting. A recommendation of the Independent Directors is set out below. Messrs. Curvey, Bateman and Hilton (as a result of the executive positions that they hold in Fidelity) and Mr Chisholm (because he acts as a consultant to Fidelity) have taken no part in the Board's review of the Additional Fidelity Subscription.

Pursuant to the Subscription Agreement, Fidelity has undertaken to vote in favour of the shareholders' resolutions necessary for the implementation of the Proposals (other than the ordinary resolution, which includes the approval of the Subscription Agreement and the necessary approvals for the purposes of the Code, on which it is not permitted to vote).

FMR Corp., on behalf of the Fidelity Concert Group, has agreed that, with limited exceptions for transfers within the Fidelity Concert Group, charitable gifts, sales by the Edward C. Johnson Fund, The COLT Incentive Shares Plan Trust, the Fidelity Non-Profit Management Foundation, the FIL Foundation, the Fidelity Foundation and National Financial Services LLC, acceptance of an offer, giving of irrevocable undertakings in respect of an offer and sales to a potential offeror, it will not sell, assign or transfer any Ordinary Shares or securities convertible or exchangeable for Ordinary Shares for a period of 90 days from the date of this document without COLT's written consent.

COLT may, with the consent of Fidelity, enter into agreements with one or more underwriters to underwrite some of the Open Offer Shares. In the event that COLT enters into agreements with one or more such underwriters, the number of Open Offer Shares not purchased by other Qualifying Shareholders that Fidelity has agreed to subscribe will be reduced by the number of Open Offer Shares so underwritten.

THE CODE

Under Rule 9 of the Code, a person who, together with persons acting in concert, holds not less than 30 per cent. but not more than 50 per cent. of the voting rights of a public company who acquires additional shares increasing his percentage of the voting rights or a person who acquires additional shares which increase his percentage of the voting rights of a public company to 30 per cent. or more is normally required by the Take-over Panel to make a general offer to all the other shareholders of that company.

As a result of the Open Offer and any additional subscription of New Ordinary Shares pursuant to the arrangements described above, Fidelity's aggregate percentage holding of COLT's issued ordinary shares will be between 54.0 per cent. and 72.7 per cent. depending upon the level of subscription by Qualifying Shareholders. Such an increase in Fidelity's aggregate percentage holding would normally give rise to obligations under the Code for Fidelity to make a general offer to the shareholders of the Company to acquire their shares. The Take-over Panel has consented to grant waivers of these requirements, conditional upon and subject to the approval of Independent Shareholders on a poll. Accordingly, a poll will be held on the ordinary resolution to be proposed at the Extraordinary General Meeting.

Following completion of the Proposals, as Fidelity will control more than 50 per cent. of the voting rights of the Company it will be free to acquire any amount of voting share capital without incurring any further obligation under Rule 9 of the Code to make a general offer. In addition, each member of the Fidelity Concert Group will be free to purchase further Ordinary Shares without incurring a Rule 9 obligation.

Shareholders should note that, after completion of the Open Offer, Fidelity will be able to exert a significant degree of control over the future conduct of the company. Fidelity will have the power, *inter alia*, to prevent the passing of resolutions of the Company. However, Fidelity has a relationship agreement with COLT which regulates the exercise of its rights as a Shareholder (see the description below).

RELATIONSHIP AGREEMENT BETWEEN FIDELITY AND COLT

In December 1996, COLT entered into a relationship agreement (the "Relationship Agreement") with FMR Corp., Colt, Inc., Fidelity Investors Limited Partnership, FIL Bank and Trust Company Limited and Fidelity International Limited (the "Contracting Parties"). The Relationship Agreement continues in effect while the Contracting Parties or their affiliates hold at least 30 per cent. of the share capital of COLT. The agreement covers the following subjects:

- *independent directors* – the Contracting Parties have agreed to vote their Ordinary Shares to ensure that the number of directors that are affiliated with any Contracting Party and its associates (other than members of the COLT Group) is less than half of the number of directors in office at the time;

- *non-compete* – each Contracting Party has agreed with COLT not to engage in certain competing businesses, without the approval of a majority of the independent members of the board of directors of COLT;

- *arm's length transactions* – each Contracting Party has agreed that neither it nor its affiliates will enter into any contract or arrangement with COLT without the prior approval of a majority of COLT's independent directors and the terms of any such contract or arrangement will be no less favourable to COLT than COLT could have obtained from an independent third party;

- *maintenance of public shareholder base* – each Contracting Party has agreed that neither it nor its affiliates will acquire Ordinary Shares if as a consequence of doing so the number of Ordinary Shares held by members of the public would represent less than 25 per cent. of all Ordinary Shares in issue following such acquisition;

- *limitation of sale of securities in COLT* – each Contracting Party has agreed that it will consult with COLT prior to disposing of Ordinary Shares or certain debt securities if such disposition would cause a default which would permit acceleration of certain debt obligations; and

- *anti-dilution* – for so long as the Contracting Parties and their affiliates are interested in at least 50 per cent. of COLT's outstanding voting shares (as will be the case after completion of the Proposals), COLT has agreed that, subject to certain exceptions, it will not issue any Ordinary Shares or other equity securities (or any securities convertible into or exchangeable for or any rights to subscribe for Ordinary Shares or other equity securities) without the prior consent of Fidelity.

As a result of the arrangements described above, the Board is satisfied that COLT is capable of carrying on its business independently of Fidelity including any associates thereof and all transactions and relationships between COLT and Fidelity including any associates thereof are and will continue to be at arm's length and on a normal commercial basis.

EXTRAORDINARY GENERAL MEETING

Notice of the Extraordinary General Meeting, which is to be held at 9.00 a.m. on 19th November, 2001, is set out at the end of this document. At this meeting resolutions will be proposed to approve the following:

Ordinary Resolution

The approval of the arrangements contemplated by the Subscription Agreement (including making effective the waivers by the Take-over Panel of the obligations of Fidelity and individual members of the Fidelity Concert Group to make a general offer for the Ordinary Shares not held by them); and

Special Resolution

(1) The increase of the authorised share capital of the Company from £25,000,000 to £51,875,000 by the creation of 1.075 billion new Ordinary Shares representing a 107.5 per cent. increase in COLT's authorised share capital;

(2) The authorisation of the directors unconditionally to allot relevant securities (within the meaning of section 80 of the Act) to the extent set out in the resolution; and

(3) The disapplication of the provisions of section 89 of the Act to empower the directors to allot unissued Ordinary Shares for cash to the extent set out in the resolution otherwise than pro rata to Shareholders.

The authorised share capital of COLT must be increased to allow the issue of the Open Offer Shares and any additional New Ordinary Shares issued in respect of the Additional Fidelity Subscription. The Directors intend to exercise the authority referred to in paragraph (2) above to give effect to the Proposals.

The Company is seeking authority to allot up to £51,875,000 nominal amount of relevant securities, which represents approximately 294 per cent. of the Company's issued ordinary share capital at 24th October, 2001. This authority may only be exercised (other than in relation to the Proposals, the COLT Convertible Notes, the Warrants and the COLT Share Option Schemes) in respect of relevant securities of an aggregate nominal value of up to one-third of the nominal value of the issued ordinary share capital of the Company following completion of the Proposals. This authority will expire at the conclusion of the Annual General Meeting of the Company held in 2002.

The special resolution will also authorise the directors to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash without complying with the statutory pre-emption rights of holders of Ordinary Shares under section 89 of the Companies Act 1985. This authority is limited to the allotment of equity securities in connection with the Proposals and the allotment of equity securities for cash up to an aggregate nominal amount equal to 5 per cent. of the issued and unconditionally allotted share capital of the Company following completion of the Proposals. This authority will expire at the conclusion of the Annual General Meeting of the Company held in 2002.

FMR Corp. and the other members of the Fidelity Concert Group have undertaken not to vote at the meeting on the ordinary resolution referred to above which will be taken on a poll.

ACTION TO BE TAKEN

Extraordinary General Meeting

Enclosed with this document is a Form of Proxy. Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to complete, sign and return the Form of Proxy, in accordance with the instructions printed thereon, as soon as possible and in any event so as to be received by not later than 9.00 a.m. on 17th November, 2001. Completion and return of the Form of Proxy will not prevent you from attending the Extraordinary General Meeting and voting in person should you wish to do so.

Open Offer

Qualifying Shareholders who wish to apply for Open Offer Shares under the Open Offer should follow the procedure for application set out in the Prospectus or, in the case of Qualifying Shareholders who are US Persons, the US Prospectus. The attention of Qualifying Shareholders is also drawn to the instructions printed on the Application Form. The US Prospectus will be sent to such persons in a separate subsequent mailing.

DIRECTORS' RECOMMENDATIONS AND INTENTIONS

The Board (other than Messrs. Curvey, Bateman, Chisholm and Hilton), who have been so advised by their financial adviser, Morgan Stanley, consider the terms of the Proposals to be fair and reasonable so far as shareholders of COLT are concerned. In providing advice to the Independent Directors, Morgan Stanley has taken into account the Independent Directors' commercial assessment of the Company's operations and funding needs as well as prevailing conditions in the financial markets.

The Board (other than Messrs. Curvey, Bateman, Chisholm and Hilton) unanimously considers the Proposals to be in the best interests of the Company's shareholders as a whole and recommend shareholders to vote in favour of the Resolutions.

Messrs. Curvey, Bateman and Hilton (as a result of the executive positions they hold in Fidelity) and Mr. Chisholm (who acts as a consultant to Fidelity) have taken no part in the Board's review of the Proposals.

Fidelity will abstain and has undertaken to take all reasonable steps to ensure that its associates will not vote at the Extraordinary General Meeting on the ordinary resolution described above.

The Independent Directors intend to vote in favour of the Resolutions. Messrs. Chisholm and Hilton intend to vote in favour of the Special Resolution on which they are permitted to vote. Messrs. Curvey and Bateman do not hold shares in COLT.

FURTHER INFORMATION

In relation to the Open Offer, your attention is drawn to the further information set out in the Prospectus or, in the case of the Qualifying Shareholders who are US Persons, the US Prospectus. The US Prospectus will be sent to such persons in a separate subsequent mailing.

Yours faithfully

James C. Curvey

Chairman

Part II – Additional Information

1. **Incorporation and registration**

(a) The Company, whose registered office and principal place of business is currently 15 Marylebone Road, London NW1 5JD was incorporated on 2nd August, 1996 in England under the Act as a public company limited by shares with the number 3232904.

(b) The Company is a holding company.

2. **Directors**

The names and functions of the Directors of the Company are as follows:

Name	Function
James Charles Curvey (Chairman)	Non-executive Director and Chairman
Barry Richard James Bateman	Non-executive Director
Catherine Lina Marthe Biner Bradley	Non-executive Director
Paul William Chisholm	Non-executive Director
Robert Hawley (CBE)	Non-executive Director
Timothy Thayer Hilton	Non-executive Director
Lawrence Michael Ingeneri	Chief Financial Officer and Director
Werner Edward Klatten	Non-executive Director
Peter David Manning	President, Chief Executive Officer and Director
Helmert Frans van den Hoven (KBE)	Non-executive Director

3. **Directors' and other interests**

(a) The interests in the share capital of the Company of the Directors (all of which, unless otherwise stated, are beneficial), as notified to the Company pursuant to sections 324 or 328 of the Act or which are required to be entered in the register to be maintained under the provisions of section 325 of the Act or which are interests of a person connected with a Director (within the meaning of section 346 of the Act), which interests, if such connected persons were Directors, would be required to be disclosed pursuant to the Act and the existence of which is known or could, with reasonable diligence, be ascertained by the Directors as at 24th October, 2001, being the latest practicable date prior to the publication of this document, were as follows:

Directors	No. of Existing Ordinary Shares held	No. of Ordinary Shares following the Proposals*
James C. Curvey	Nil	Nil
Barry R. J. Bateman	Nil	Nil
Catherine Biner Bradley	39,905	76,617
Paul W. Chisholm	2,416,192	4,639,088
Robert Hawley (CBE)	8,919	17,124
Lawrence M. Ingeneri	52,352	100,515
Werner E. Klatten	1,405	2,697
Timothy T. Hilton	24,000	46,080
Peter D. Manning	Nil	Nil
H.F. van den Hoven (KBE)	18,656	35,819

Currently no Director holds, directly or indirectly, in excess of 0.5 per cent. of the existing issued share capital. If all Directors subscribed for their full entitlement under the Open Offer and Fidelity did not subscribe for the Additional Fidelity Subscription, no Director would hold, directly or indirectly, more than 0.5 per cent. of the ordinary issued share capital of COLT.

*These figures assume that the Directors have subscribed for their entire entitlement under the Open Offer. As at the date of this document, the Directors have indicated that they will take up at least some of their respective entitlements.

(b) Messrs. van den Hoven, Hilton, Klatten, Chisholm, and Hawley and Ms. Biner Bradley have service contracts with COLT in which there is no minimum term and no express right to compensation for the termination of such agreement(s). Messrs. Bateman and Curvey have no specific service contracts in respect of their office of director of the Board. None of COLT's directors has a notice period of greater than one year or any right to receive retirement benefits. The non-executive directors are not appointed for specified terms. The Board reviews on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Each non-executive director's appointment may be terminated by COLT at any time.

Mr. Manning was appointed as a director on 11th January, 2001 and has a service contract with COLT under which, if such arrangement is terminated by COLT (other than for cause), or there is a change in control, merger, consolidation or sale of assets of COLT following which Mr. Manning is not offered a suitable new position, COLT will make a severance payment in equal instalments over an 18 month period equal to an aggregate of £405,000 plus a sum equivalent to 100 per cent. of the payment received under the Management Bonus plan in the previous year. Mr Manning's remuneration under his service contract is £270,000 per annum and he is entitled to a bonus of up to 100 per cent. of his salary. Mr Manning also receives a pension, medical and other benefits. Either Mr Manning or COLT may terminate the service contract on six months' notice.

Mr. Ingeneri was appointed as a director on 19th June, 2001 and has a service contract with COLT which was entered into on 30th September, 1996 under which if such arrangement is terminated by COLT (other than for cause) or there is a change in control, merger, consolidation or sale of assets of COLT following which Mr. Ingeneri is not offered a suitable new position, COLT will make a severance payment equal to one year's salary in equal instalments over a 12 month period. Mr Ingeneri's remuneration under his service contract is $246,750 per annum and he is entitled to a bonus of up to 100 per cent. of his salary. Mr Ingeneri also receives a pension, housing allowance, medical and other benefits. Mr Ingeneri may terminate the contract on 30 days notice and COLT may terminate the contract, with or without cause, at any time.

(c) The aggregate emoluments of the Directors for the financial year ended 31st December, 2000 under the arrangements then in force were £737,900.

(d) Save as disclosed above in paragraph (b) above, there are no existing or proposed service contracts between any Director and any member of the COLT Group. No such contracts between any Director and any member of the COLT Group have been entered into or amended within six months of the date of this document.

(e) At 24th October, 2001, being the latest practicable date prior to the publication of this document, the holdings, direct and indirect, of which the Directors are aware that amount to 3 per cent. or more of the existing issued ordinary share capital of the Company or will amount to 3 per cent. of the issued share capital of the Company following completion of the Open Offer are set out in the table below.

Subject to the terms of the Relationship Agreement, FMR Corp., Fidelity Investors Limited Partnership and Fidelity International Limited, acting jointly, could exercise control over COLT.

Shareholder	Number of Ordinary Shares held	Existing Ordinary Shares
FMR Corp.[1]	188,090,248	26.7
Fidelity Investors Limited Partnership[2]	121,309,207	17.2
CGNU plc[3]	43,352,236	6.1
Fidelity International Limited[4]	27,074,042	3.8

1. FMR Corp.'s holding (82 Devonshire Street, Boston, Massachusetts 02109 USA) is through: (a) the holding of 87,026,081 Ordinary Shares by Colt, Inc. which is an indirect wholly owned subsidiary of FMR Corp., which is therefore also interested in the Company's Ordinary Shares; (b) 53,000,000 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Annuity Trust and 5,000,000 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Charitable Trust (together, the "COLT Trusts"). The Trustee of the COLT Trusts is a wholly-owned subsidiary of FMR Corp.; (c) Strategic Advisers, Inc., a wholly-owned subsidiary of FMR Corp., which has sole voting power over 40,248,967 Ordinary Shares beneficially owned by three charitable foundations managed by Strategic Advisers, Inc.: Edward C. Johnson Fund (9,635,293 Ordinary Shares); Fidelity Foundation (9,685,418 Ordinary Shares); and Fidelity Non-Profit Management Foundation (20,928,256 Ordinary Shares); and (d) 2,815,200 Ordinary Shares owned beneficially by the COLT Incentive Shares Plan Trust, of which Colt, Inc. is the joint trustee.

   In addition, Colt, Inc. has been granted an option to acquire the special voting rights redeemable share which confers on the holder the right, if a trigger event occurs, to cast at general meetings of the Company a majority of the votes cast at such meetings. A "trigger event" for these purposes will occur if a person (other than FMR Corp., Fidelity Investors Limited Partnership and Fidelity International Limited and their respective affiliates and subject to certain exceptions set out in the Company's Articles of Association) becomes interested in 30 per cent. or more of the issued voting capital of the Company. The special voting rights redeemable share will cease to be entitled to such voting rights (and may be redeemed at its nominal value of 10 pence) on 31st December 2001 or earlier if the aggregate interest of FMR Corp., Fidelity Investors Limited Partnership and Fidelity International Limited and their respective affiliates in the voting share capital of the Company is less than 30 per cent.

2. Fidelity Investors Limited Partnership (82 Devonshire Street, Boston, Massachusetts 02109 USA) is a Delaware limited partnership, the general partner of which (Fidelity Investors Management, LLC) is owned by, and the limited partners of which are, certain shareholders and employees of FMR Corp. By virtue of this relationship, FMR Corp. and Fidelity Investors Management, LLC are both interested in these shares.

3. CGNU plc PO Box 89, Surrey Street, Norwich NR1 3DR has an indirect interest in these shares either directly or indirectly through its subsidiary Morley Fund Management Limited.

4. Fidelity International Limited (Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM-19), a Bermuda company, is related to FMR Corp. through certain common ownership. Its holding is through its own holding of 26,704,519 Ordinary Shares and FIL Foundation's holding of 369,523 Ordinary Shares over which Fidelity International Limited retains the voting rights through a voting trust.

(f) Save as disclosed in paragraph (e) above, the Directors are not aware of any other shareholding representing 3 per cent. or more of the existing share capital of the company, nor are they aware of any person who directly or indirectly, jointly or separately, exercises or could exercise control over the Company.

(g) None of the Directors has, or has had, any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the COLT Group and which were effected during the current or immediately preceding financial year, or which were effected during any earlier financial year and remain in any respect outstanding or unperformed.

4. Material contracts

Save as disclosed below, none of the Company or any member of the COLT Group or Fidelity (in respect of any contract with any member of the COLT Group) has entered into any material contract, not being contracts entered into in the ordinary course of business, during the two years preceding the date of this document. Neither the Company nor any member of the COLT Group has entered into any other contract, not being a contract entered into in the ordinary course of business, which contains any provision under which any member of the COLT Group has any obligation or entitlement which is material to the COLT Group as at the date of this document.

The Fidelity Subscription Agreement

The Company has entered into a subscription agreement with Fidelity in relation to the Open Offer (the "Subscription Agreement"). Under the Subscription Agreement, Fidelity has agreed to subscribe, and to procure that its affiliates subscribe, for its or their *pro rata* share of the Open Offer Shares, amounting to 309,552,507 New Ordinary Shares. Fidelity has also agreed to subscribe, or to procure that its affiliates subscribe, for all of the remaining Open Offer Shares which are not subscribed for by Qualifying Shareholders or otherwise subscribed. Fidelity will not receive any consideration in respect of its commitment.

Pursuant to the Subscription Agreement, Fidelity has undertaken to vote in favour of the shareholders' resolutions necessary for the implementation of the Open Offer (other than any resolutions on which it is not permitted to vote).

In addition, in the Subscription Agreement, Fidelity and COLT have agreed that if, as a result of Qualifying Shareholders other than Fidelity taking up more than 254,020,871 Open Offer Shares, the aggregate percentage holding of Fidelity following the Open Offer is less than 54.0 per cent. of the issued share capital of COLT, Fidelity will procure that its affiliates will subscribe at the Issue Price for sufficient further New Ordinary Shares which will result in its aggregate percentage holding being increased to that level.

FMR Corp., on behalf of the Fidelity Concert Group, has agreed that, with limited exceptions for transfers within the Fidelity Concert Group, charitable gifts, sales by the Edward C. Johnson Fund, The COLT Incentive Shares Plan Trust, the Fidelity Non-Profit Management Foundation, the FIL Foundation, the Fidelity Foundation and National Financial Services LLC, acceptance of an offer, giving of irrevocable undertakings in respect of an offer and sales to a potential offeror, it will not sell, assign or transfer any Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares for a period of 90 days from the date of this document without COLT's written consent.

The Subscription Agreement is conditional upon:

(a) the Resolutions having been passed at the Extraordinary General Meeting, or, if agreed between the Company and Fidelity, at any adjournment thereof;

(b) the Open Offer Shares having been allotted subject only to Admission;

(c) there not having occurred or arisen prior to the passing of the Resolutions any significant change or new matter as is referred to in paragraph (a) or (b) of section 147(1) of the Financial Services Act 1986 which would require a Supplementary Prospectus to be published by the Company;

(d) none of the warranties being untrue or inaccurate or misleading at the date of Subscription Agreement to an extent which, in any such case, would be material or becoming untrue or inaccurate or misleading to an extent which, in any such case, would be material at any time between the date of the Subscription Agreement and the passing of the Resolutions by reference to the facts and circumstances subsisting at any such times;

(e) no order preventing or suspending the use of the US Prospectus by the Securities and Exchange Commission;

(f) Fidelity having received a legal opinion from Sullivan & Worcester LLP, the Company's US counsel regarding compliance with the requirements of the Securities Act in relation to the registration statement on Form F-3, the US Prospectus and the documents incorporated by reference in the US Prospectus;

(g) FMR Corp. having entered into a registration rights agreement with the Company with respect to the New Ordinary Shares subscribed by FMR Corp. and the members of the Fidelity Concert Group on substantially the same terms as the registration rights agreement dated December 1999 between the Company, Colt, Inc., Fidelity Investors Limited Partnership, Fidelity International Limited, the Edward C. Johnson Fund and the Fidelity Non-Profit Management Foundation;

(h) Admission becoming effective by not later than 8.00 a.m. on 13th December, 2001 or such later time and/or date as the Company and Fidelity may agree in writing;

(i) the registration statement on Form F-3 having been declared effective by not later than 8.00 a.m. on 7th December, 2001 or such later time and/or date as the Company and Fidelity may agree in writing; and

(j) the receipt by Fidelity of an opinion of Sullivan & Worcester LLP in the form usual for opinions of this type that although the matter is not free from doubt, the Open Offer should be non-taxable for United States federal income tax purposes.

Fidelity may waive satisfaction of any of the above conditions other than (h).

The Company will indemnify Fidelity and its affiliates against all losses and claims arising in connection with the Subscription Agreement and the Proposals other than as are attributable to the fraud, negligence or wilful default of the relevant affiliate or Fidelity or their material breach of the Subscription Agreement or rules of the Financial Services Authority.

The Subscription Agreement may be terminated by Fidelity at any time prior to the completion of the subscriptions contemplated by the Subscription Agreement if there has been any outbreak or escalation of hostilities or any crisis in national or international political, financial, economic or regulatory or securities market conditions which make the Proposals impractical or inadvisable.

Registration Rights Agreement

The Company will enter into a registration rights agreement as a condition to closing of the Open Offer (the "Registration Rights Agreement") with Colt, Inc., Fidelity Investors Limited Partnership, the Edward C. Johnson Fund, the Fidelity Non-Profit Management Foundation, the Fidelity Foundation and Fidelity International Limited in relation to the Proposals. This agreement contains the provisions described below.

Demand Registration Rights. At any time Colt, Inc. may demand that the Company file a registration statement under the Securities Act of 1933, as amended, covering the Ordinary Shares requested to be included, as long as the registration will cover at least $100,000,000 in value of Ordinary Shares. The Company will not be obligated to effect more than three demand registrations, and not more than one during any 12 month period.

Piggyback Registration Rights. The holders of registration rights will be entitled to unlimited piggyback registrations; provided, however, that in the event of an underwriters' cutback, the Company will not be required to register less than 10 per cent. of the Ordinary Shares requested to be registered (this limitation being imposed *pro rata*).

Deferral of Registration. The Company has the right to delay a demand registration under certain circumstances for a period not in excess of 120 days, but only once in any 12 month period.

Termination. The foregoing registration rights will terminate on the fifth anniversary of the date of the agreement.

Morgan Stanley Engagement Letter

Morgan Stanley and the Company have entered into an engagement letter dated 25th October, 2001 (the "Engagement Letter"). In the Engagement Letter Morgan Stanley has been appointed as sponsor in relation to the application for Admission. The Engagement Letter contains warranties and indemnities from the Company in favour of Morgan Stanley. The warranties and indemnities relate, amongst other things, to the accuracy of information contained in this document, the Prospectus and the US Prospectus. Morgan Stanley may terminate the Engagement Letter without cause.

5. Information required by the Code

(a) COLT does not own, control or otherwise have an interest in any shares, options or derivatives in Fidelity, nor has COLT dealt for value in any such shares or derivatives in the twelve months prior to the publication of this document.

(b) Save as disclosed in paragraph 3(a), none of COLT's directors own, control or otherwise have an interest in any shares, options or derivatives in COLT or Fidelity nor save as disclosed below, has any of COLT's directors dealt for value in any such shares or derivatives in the twelve months prior to the publication of this document.

Directors' dealings in COLT shares, options and derivatives

Director	Dealings	Date
Robert Hawley	purchased 560 Ordinary Shares at £15.95 each	8th December, 2000
	purchased 5,000 Ordinary Shares at £1.895 each	4th September, 2001
Helmert van den Hoven	purchased 560 Ordinary Shares at £15.95 each	8th December, 2000
Paul Chisholm	exercised and kept 8,192 SAYE options	1st March, 2001
	exercised and sold 200,000 options at £13.12 (option price £0.6875)	8th March, 2001
	exercised and sold 100,000 options at £7.14 (option price £0.6875)	5th June, 2001
Werner Klatten	purchased 560 Ordinary Shares at £15.95 each	8th December, 2000
Catherine Biner Bradley	purchased 560 Ordinary Shares at £15.95 each	8th December, 2000
	exercised and kept 16,000 options at option price £0.6875	8th December, 2000
	exercised and kept 16,000 options at option price £1.659	8th December, 2000
	purchased 284 Ordinary Shares at £12.25 each	9th March, 2001
	purchased 200 Ordinary Shares at £8.40 each	18th March, 2001
	purchased 3849 Ordinary Shares at £1.6542 each	10th September, 2001
	purchased 800 Ordinary Shares at £4.95 each	20th August, 2001
	purchased 60 Ordinary Shares at £1.0385 each	29th September, 2001

(c) No subsidiary or pension fund of, or adviser (excluding Fidelity) to COLT (but excluding exempt market makers) owns or controls any shareholdings in COLT.

(d) No person who has an arrangement, including indemnity and option arrangements, any agreement or understanding, formal or informal, of whatever nature, relating to the New Ordinary Shares which may be an inducement to deal or refrain from dealing, with COLT or with a person who is an associate of COLT owns or controls any shareholdings in COLT.

(e) No shareholdings in COLT are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with COLT.

(f) Save as disclosed in paragraph 3(e) above and in paragraph 7 below, Fidelity does not own, control or otherwise have an interest in any shares, options or derivatives in COLT, nor, save for the sales of Ordinary Shares and the purchases of COLT Convertible Notes as disclosed below, has Fidelity dealt for value in any such shares or derivatives in the twelve months prior to the publication of this document.

Date	Price per Ordinary Share (£)	Fidelity Investors Limited Partnership	International Limited (including, in respect of each sale, a sale on behalf of the FIL Foundation)	Each of the Edward C. Johnson Fund and the Fidelity Foundation	Fidelity Non-Profit Management Foundation
9th November, 2000	19.38	57,995	None	None	None
10th November, 2000	17.88	109,812	None	None	None
13th November, 2000	16.70	89,764,	None	None	None
14th November, 2000	17.01	141,621	None	None	None
16th November, 2000	17.44	70,000	None	None	None
17th November, 2000	17.17	100,000	None	None	None
20th November, 2000	16.87	55,000	None	None	None
21st November, 2000	16.24	50,000	None	None	None
28th November, 2000	15.40	200	None	None	None
4th December, 2000	13.50	200	None	None	None
6th December, 2000	15.40	200	None	None	None
7th December, 2000	14.97	5,912	None	None	None
26th February, 2001	13.47	364,986	11,671	27,918	167,507
27th February, 2001	13.52	306,871	94,296	23,574	141,445
28th February, 2001	13.09	179,906	55,060	13,765	82,590
1st March, 2001	12.03	405,423	124,186	31,046	186,279
2nd March, 2001	11.77	444,217	135,944	33,986	203,916
5th March, 2001	12.01	308,047	94,296	23,574	141,445
6th March, 2001	12.72	513,412	157,160	39,290	235,742
7th March, 2001	13.09	462,223	141,301	35,325	211,952
8th March, 2001	13.17	317,728	97,265	24,316	145,898
9th March, 2001	12.48	103,085	31,522	7,881	47,283
12th March, 2001	11.60	168,750	51,511	12,878	77,266
13th March, 2001	11.21	129,284	39,580	9,895	59,370
14th March, 2001	10.17	77,107	23,535	5,884	35,302
15th March, 2001	9.98	318,628	97,277	24,319	145,915
16th March, 2001	9.23	51,078	15,690	3,922	23,535
28th March, 2001	8.47	77,099	23,535	5,884	35,382
29th March, 2001	7.60	128,125	39,225	9,806	58,837
30th March, 2001	7.43	128,123	39,224	9,807	58,836
21st May, 2001	8.33	540,000	None	None	None
22nd May, 2001	8.60	750,000	None	None	None
23rd May, 2001	8.25	400,000	None	None	None
24th May, 2001	8.25	100,000	None	None	None
5th June, 2001	7.15	100,000	None	None	None
6th June, 2001	7.12	100,000	None	None	None
8th June, 2001	7.03	150,000	None	None	None
13th June, 2001	6.36	200,000	None	None	None
14th June, 2001	6.02	250,000	None	None	None
15th June, 2001	5.92	250,000	None	None	None
18th June, 2001	5.97	250,000	None	None	None
19th June, 2001	5.72	100,000	None	None	None
20th June, 2001	5.00	100,000	None	None	None
21st June, 2001	5.00	100,000	None	None	None
22nd June, 2001	4.63	100,000	None	None	None

During the twelve month period prior to the publication of this document, Fidelity International Limited purchased €21,000,000 in aggregate principal amount of December 2006 Notes for an aggregate consideration of €11,268,833.33 and DM17,500,000 in aggregate principal amount of 2005 Notes for an aggregate consideration of DM10,631,250.

(g) None of the Fidelity directors (other than Timothy Hilton whose holdings are disclosed in paragraph 3(a) above) owns, controls or otherwise has an interest in any shares, options or derivatives in COLT and save as disclosed below, no Fidelity director has dealt for value in any such shares or derivatives in the twelve months prior to the publication of this document.

Director	Dealings*	Date
Dr. David J. Saul	Sold 5,000 ADRs at $71 3/16 each	9th March, 2001
(director of Fidelity	Sold 10,200 ADRs at $71 1/4 each	9th March, 2001
International Limited	Sold 5,000 ADRs at $70 1/4 each	9th March, 2001
and trustee of the FIL	Sold 5,000 ADRs at $70 1/2 each	9th March, 2001
Foundation)	Sold 100 ADRs at $71 7/8 each	9th March, 2001
	Sold 1,000 ADRs at $61 1/4 each	13th March, 2001
	Sold 2,000 ADRs at $61 5/16 each	13th March, 2001
	Sold 2,000 ADRs at $61 1/2 each	13th March, 2001
	Sold 2,500 ADRs at $61 9/16 each	13th March, 2001
	Sold 4,500 ADRs at $61 3/8 each	13th March, 2001

* ADRs are American Depositary Receipts

(h) No person who prior to the posting of this document has irrevocably committed to accept the Open Offer owns, controls or otherwise has an interest in any shares, options or derivatives in COLT.

(i) Save as disclosed in paragraph 4 of this Part II in relation to the Subscription Agreement and in Part I in relation to the Relationship Agreement, no person who has an arrangement, including indemnity and option arrangements, any agreement or understanding, formal or informal, of whatever nature, relating to the New Ordinary Shares which may be an inducement to deal or refrain from dealing, with Fidelity or with a person who is acting in concert with Fidelity owns or controls any shareholdings in COLT.

(j) The total cash consideration for Fidelity's *pro rata* share of the Open Offer Shares together with the maximum cash consideration for the remaining Open Offer Shares which are not subscribed for by other Qualifying Shareholders will be financed from FMR Corp.'s existing financial resources.

(k) No agreement, arrangement or understanding exists between Fidelity or any person acting in concert with Fidelity and any of the directors, shareholders or recent directors or recent shareholders of COLT having any connection with or dependence upon the Open Offer.

(l) Fidelity has no current intention to transfer to any other persons any securities acquired in pursuance of the Open Offer (other than to make charitable gifts to certain entities set out in paragraph 7 of this Part II).

6. Information about Fidelity and its group

FMR Corp. and its consolidated subsidiaries, other than members of the COLT Group (together with FMR Corp., the "Fidelity Group"), are a diversified financial services group. The primary business activities of the Fidelity Group are: (i) providing investment advisory and management services, primarily to the Fidelity Investments® mutual funds; (ii) distributing investment products and providing securities brokerage and clearing services; (iii) providing participant record-keeping, transfer agent and investment portfolio services; and (iv) investing in and operating non-financial services businesses and real estate.

FMR Corp.'s principal investment adviser subsidiary, Fidelity Management & Research Company, provides investment advisory and management services to a variety of investors, primarily through the Fidelity Investments®, mutual funds. The Fidelity Group distributes its investment products, and provides related products and services, through three primary business groups: Fidelity Employer Services Company ("FESCo"), Fidelity Financial Intermediary Services ("FFIS") and Fidelity Brokerage Company ("FBC"). FESCo provides institutional retirement products and related employer services to businesses, non-profits and government entities. FFIS primarily provides investment products to banks, insurance companies, broker-dealers and other financial intermediaries. FBC primarily provides investment and securities brokerage products and related services directly to retail customers and to banks, insurance companies, broker-dealers and other financial intermediates both for offering to their customers and for their own use. All three business groups provide related processing and administrative services, such as transfer agent and record-keeping services. The Fidelity Group also invests in and operates non-financial services businesses and real estate to diversify its asset base and sources of revenue and to develop its employees' entrepreneurial skills and business strategies, which may be applied to financial services products.

In 2000, the Fidelity Group had net income of $2.2 billion (1999: $1.0 billion) on total revenues of $11.1 billion (1999: $8.8 billion). The Fidelity Group had net income of $0.8 billion for the first half of 2001, based on revenue of approximately $5.2 billion. This compares to net income of $1.2 billion and revenue of $5.7 billion for the first half of 2000.

As of 30th June, 2001, the Fidelity Group had assets under management of $903.1 billion (as of 30th June, 2000: $973.4 billion), consisting of (a) $833.8 billion of assets under management by Fidelity Management & Research Company and its subsidiaries, Strategic Advisers, Inc. and Fidelity Investments® Canada Limited (as of 30th June, 2000: $903.0 billion) and (b) $69.3 billion of assets under management by Fidelity Management Trust Company (as of 30th June, 2000: $70.4 billion).

7. *Description of the members of the Fidelity Concert Group*

Fidelity currently owns beneficially 47.7 per cent. of the issued share capital of COLT (being 336,473,497 Ordinary Shares).

Of these, 87,026,081 Ordinary Shares (12.3 per cent.) are owned beneficially by Colt, Inc., an indirectly wholly owned subsidiary of FMR Corp. (a description of which appears in paragraph 6 above).

121,309,207 Ordinary Shares (17.2 per cent.) are owned beneficially by Fidelity Investors Limited Partnership ("FILP"), a Delaware limited partnership of which the general partner and investment manager is Fidelity Investors Management, LLC ("FIML"), a Delaware limited liability company. The members of FIML, and the limited partners of FILP, are certain shareholders and employees of FMR Corp.

53,000,000 Ordinary Shares (7.5 per cent.) are owned beneficially by The Colt, Inc. 2001 Annuity Trust and 5,000,000 Ordinary Shares (0.7 per cent.) are owned beneficially by The Colt, Inc. 2001 Charitable Trust (together, the "COLT Trusts"). The Trustee of the COLT Trusts is a wholly-owned subsidiary of FMR Corp. Colt, Inc. has retained the sole power to direct the voting by the trustee of the shares held in the COLT Trusts. Under the trust agreement for the Colt, Inc. 2001 Annuity Trust, the trustee has agreed not to dispose of any of the shares held in the trust during the five-year term of the trust (other than in payment of the annuity amount). During the five-year term of The Colt, Inc. 2001 Charitable Trust, the trustee has the sole power to dispose of the shares held in the trust.

Strategic Advisers, Inc., a wholly-owned subsidiary of FMR Corp., has sole voting power over 40,248,967 Ordinary Shares (5.7 per cent.) beneficially owned by three charitable foundations managed by Strategic Advisers, Inc.: Edward C. Johnson Fund (9,635,293 Ordinary Shares); Fidelity Foundation (9,685,418 Ordinary Shares); and Fidelity Non-Profit Management Foundation (20,928,256 Ordinary Shares).

Members of the family of Edward C. Johnson 3d own together approximately 49 per cent. of the voting power in FMR Corp. Mr. Johnson 3d, aged 71, is Chairman and Chief Executive Officer of FMR Corp. The company was founded by Mr. Johnson's father in 1946. Mr. Johnson joined the company as a research analyst in 1957 and assumed executive control of the company in 1972. Mr. Johnson is also Chairman of the Board of Fidelity International Limited of Bermuda ("FIL").

26,704,519 Ordinary Shares (3.8 per cent.) are owned beneficially by FIL. FIL also holds a further 369,523 Ordinary Shares (0.1 per cent.) under a voting trust, where it retains the right to exercise all voting rights and powers of sale, transfer or disposal, for the beneficial ownership of the FIL Foundation, a Bermuda charitable organisation. Mr. Johnson 3d is a trustee of the FIL Foundation.

A partnership controlled by Mr. Johnson 3d and members of his family own shares comprising the right to vote 39.89 per cent. of votes at meetings of FIL. Mr. Johnson 3d is Chairman of FIL. However, FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub-advisor to the other, their investment decisions are made independently, and their clients are generally different organisations. They are, however, taken to be acting in concert for the purposes of the Code in relation to COLT.

A further 2,815,200 Ordinary Shares (0.4 per cent.), are owned beneficially by The COLT Incentive Shares Plan Trust. Colt, Inc. is a trustee of this trust (along with Mourant & Co. Trustees Limited) and has voting power and the power to direct sales of COLT shares held by the trust. Any shares remaining in the trust when it terminates revert to Colt, Inc.

8. General

(a) The following table shows the market values for an Existing Ordinary Share on the first dealing day in each of the six months prior to the date of this document, the last dealing day before the announcement of the Open Offer and the last practicable day before publication of this document, all as derived from the Official List.

Date	Ordinary Share Price (pence)
2nd April, 2001	730.0
1st May, 2001	935.0
1st June, 2001	717.0
2nd July, 2001	510.0
1st August, 2001	368.0
3rd September, 2001	188.5
1st October, 2001	68.0
2nd October, 2001	62.0
24th October, 2001	108.0

(b) The Company's Ordinary Shares are quoted on the Official List. Application has been made to the UKLA for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange to be admitted to trading the London Stock Exchange's market for listed securities and dealings are expected to commence on 3rd December, 2001. The Ordinary Shares will not be dealt in on any other stock exchange and, except in relation to the application to NASDAQ in respect of the COLT ADSs, no application to any other stock exchange is contemplated.

(c) It is expected that definitive certificates will be despatched from 5th December, 2001. Pending their despatch, transfers will be certified against the register. No temporary documents of title will be issued. Open Offer Shares to be issued in uncertificated form are expected to be credited to member CREST accounts on or before 3rd December, 2001, pending which transfers will be certified against the register.

(d) Morgan Stanley has given and not withdrawn its written consent to the issue of this document, and to the use of its name and references thereto in the form and context in which they are included.

(e) No significant change in the financial or trading position of the Company has occurred since 30th September, 2001, being the date to which the Company's third quarter unaudited interim results have been prepared and the latest date to which financial information has been published.

(f) The Take-over Panel has agreed that, for practical reasons, only the Fidelity Representatives representing the senior management of FMR Corp. take responsibility for this document, to the extent represented on the cover of this document, for the purposes of Rule 19.2 of the Code.

(g) At 24th October, 2001, being the latest practicable date before the date of this document, Morgan Stanley had the following beneficial interests in the loan capital of the Company:

2005 Notes DM2,512,000 nominal amount.

March 2006 Notes €211,000 nominal amount.

(h) If at the Extraordinary General Meeting the ordinary resolution set out in the notice of Extraordinary General Meeting is not approved, but the special resolution set out in that notice is approved, the Directors will only exercise the authorities in paragraphs b(ii) and c(ii) of the special resolution, granted by reference to the issued share capital of the Company following completion of the Proposals, by reference to the issued share capital of the Company at the date of the passing of the special resolution.

9. Documents available for inspection

Copies of the following documents will be available for inspection at the registered office of the Company and at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5DB during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including 30th November, 2001 and will also be available for inspection at the Extraordinary General Meeting:

(a) the memorandum and articles of association of the Company;

(b) the audited consolidated accounts of the COLT Group for the two financial years ended 31st December, 2000;

(c) the material contracts referred to in paragraph 4 of this Part II above;

(d) the written consent referred to in paragraph 8 of this Part II above;

(e) the service contracts referred to in paragraph 3 of this Part II above;

(f) the Prospectus; and

(g) this document.

This document is dated 25th October, 2001.

Part III – Definitions

The following definitions apply throughout this document, unless the context otherwise requires:

"Act"	the Companies Act 1985
"Additional Fidelity Subscription"	the subscription by Fidelity of additional New Ordinary Shares in order to increase its percentage holding to 54.0 per cent. of the issued share capital of COLT (taking into account New Ordinary Shares subscribed by Fidelity under the Open Offer) in the event that Qualifying Shareholders take up more than 254,020,871 New Ordinary Shares
"Admission"	admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities
"ADS Holders"	holders of COLT ADSs
"Application Form"	the application form in respect of the Open Offer being sent to Qualifying Shareholders (other than Qualifying Shareholders who are US Persons) with this document
"Board"	the board of Directors of COLT
"COLT" or "Company"	COLT Telecom Group plc
"COLT ADS"	an American depositary share representing four Ordinary Shares and COLT ADSs shall be construed accordingly
"COLT Convertible Noteholders"	holders of COLT Convertible Notes
"COLT Convertible Notes"	the 2005 Notes, the March 2006 Notes, the December 2006 Notes and the 2007 Notes
"COLT Group"	COLT and its subsidiary undertakings
"COLT Share Option Schemes"	the COLT savings-related share option scheme established 17th June, 1997, the COLT savings-related share option scheme (Ireland) established 19th December, 2000, the COLT savings-related share option scheme (international section) established 6th August, 1997, the COLT group share plan established 7th November, 1996, the COLT deferred bonus plan established 4th April, 2000 and the COLT performance share plan established 4th April, 2000, in each case, as the same may be amended from time to time
"Code"	The City Code on Takeovers and Mergers
"December 2006 Notes"	COLT's 2 per cent. Senior Convertible Notes due December 2006
"Directors"	the directors set out on page 9 of this document
"Existing COLT ADSs"	all unconditionally allotted or issued and fully paid COLT ADSs on the Record Date
"Existing Ordinary Shares"	all unconditionally allotted or issued and fully paid Ordinary Shares on the Record Date
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held on 19th November, 2001
"Fidelity"	FMR Corp. and/or where appropriate its associated or controlled entities or any of them (other than members of the COLT Group and Fidelity International Limited's Moneybuilder UK Index Fund) and references to the "holding" of Fidelity in COLT include all Ordinary Shares beneficially owned by Fidelity or in respect of which Fidelity has control over the voting rights
"Fidelity Concert Group"	FMR Corp., its wholly owned direct and indirect subsidiaries, Fidelity Investors Limited Partnership, Fidelity International Limited, and their respective affiliates, The Colt, Inc. 2001 Annuity Trust, The Colt, Inc. 2001

	Charitable Trust, the Edward C. Johnson Fund, the Fidelity Foundation, the FIL Foundation, the Fidelity Non-Profit Management Foundation and The COLT Incentive Shares Plan Trust
"Fidelity Representatives"	Edward C. Johnson 3d, Chairman and Chief Executive Officer of FMR Corp., Stephen P. Jonas, Executive Vice President and Chief Financial Officer of FMR Corp. and Lena G. Goldberg, Senior Vice President and General Counsel of FMR Corp.
"Form of Proxy"	the enclosed form of proxy for use in connection with the Extraordinary General Meeting
"Independent Directors"	the Directors other than Messrs. Curvey, Bateman, Chisholm and Hilton
"Independent Shareholders"	Shareholders other than Fidelity
"Ireland"	the Republic of Ireland
"Issue Price"	62 pence per New Ordinary Share, the price at which the Open Offer Shares are offered for subscription to Qualifying Shareholders
"Listing Rules"	the listing rules of the UKLA
"London Stock Exchange"	London Stock Exchange plc
"March 2006 Notes"	COLT's 2 per cent. Senior Convertible Notes due March 2006
"Morgan Stanley"	Morgan Stanley & Co. International Limited
"NASDAQ"	the NASDAQ National Market System operated by NASDAQ, Inc.
"New Ordinary Shares"	new Ordinary Shares of 2.5 pence each in the capital of COLT to be issued pursuant to the Open Offer and the Additional Fidelity Subscription at the Issue Price
"2005 Notes"	COLT's 2 per cent. Senior Convertible Notes due 2005
"2007 Notes"	COLT's 2 per cent. Senior Convertible Notes due 2007
"Official List"	the official list of the UKLA
"Open Offer"	the offer of the Open Offer Shares to Qualifying Shareholders
"Open Offer Shares"	649,425,440 New Ordinary Shares to be offered to Qualifying Shareholders in the Open Offer at the Issue Price
"Ordinary Shares"	ordinary shares of 2.5 pence each in COLT
"Proposals"	the Open Offer and the Additional Fidelity Subscription
"Prospectus"	the prospectus of the Company dated the date hereof prepared in accordance with the Listing Rules
"Qualifying Shareholders"	all holders of Existing Ordinary Shares (including Existing COLT ADS holders) on the relevant register on the Record Date
"Record Date"	2nd October, 2001, being the record date for the Open Offer
"Relationship Agreement"	the agreement dated 10th December, 1996, further details of which are set out in Part 1 of this document under the section entitled "Relationship Agreement between Fidelity and COLT"
"Resolutions"	the resolutions to be proposed at the Extraordinary General Meeting
"Securities Act"	the United States Securities Act of 1933, as amended
"Shareholders"	the holders of Ordinary Shares
"Subscription Agreement"	the open offer agreement as amended between the Company and Fidelity details of which are set out in paragraph 4 of Part II of this document
"Take-over Panel"	The UK Panel on Take-overs and Mergers
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UKLA"	the UK Listing Authority

"US" or "United States"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia and all other areas subject to its jurisdiction
"US Persons"	US persons as defined in Regulation S of the Securities Act
"US Prospectus"	the prospectus included in the registration statement on Form F-3 filed with the Securities and Exchange Commission on 5th October, 2001, as amended from time to time
"Warrants"	the 314,000 warrants to purchase an aggregate of 9,796,800 COLT Shares issued by COLT in December 1996

COLT Telecom Group plc – Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the offices of Slaughter and May, 4 Coleman Street, London EC2R 5AR on the 19th day of November, 2001 at 9.00 a.m. for the purpose of considering and, if thought fit, passing the following ordinary and special resolutions:

1. ORDINARY RESOLUTION

THAT the Proposals whereby Fidelity will become interested in between 731,878,066 to 985,898,937 Ordinary Shares in the Company, representing between 54.0 per cent. and 72.7 per cent. of the issued share capital be and are approved (such approval making effective the waivers by the Panel on Take-overs and Mergers of the obligations under the City Code on Take-overs and Mergers which would otherwise require Fidelity as a result of its aggregate holdings upon completion of the Open Offer, or Fidelity or any member of the Fidelity Concert Group as a result of further purchases by them of Ordinary Shares following completion of the Proposals, to make a general offer for the Ordinary Shares of the Company) and the Board of Directors (or any duly authorised committee) be and is hereby authorised to proceed with the Proposals and to do and/or procure all such other acts and/or things as it may consider necessary and/or desirable in connection with the Proposals.

For the purpose of this resolution, words and expressions which are defined terms in the circular to shareholders dated 25th October, 2001 shall have the same meanings when used herein.

2. SPECIAL RESOLUTION

THAT

a. the authorised share capital of the Company be and it is hereby increased from £25,000,000 to £51,875,000 by the creation of an additional 1.075 billion new ordinary shares of 2.5 pence each;

b. the Board be and they are hereby unconditionally authorised, in substitution for all subsisting authorities, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 of the Act) up to an aggregate nominal amount of £51,875,000,

PROVIDED THAT:

(i) this authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the Annual General Meeting of the Company in 2002, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired; and

(ii) this authority shall not be exercisable in respect of any relevant securities (other than those in connection with the Proposals, the COLT Convertible Notes, the Warrants and the COLT Share Option Schemes) to the extent that the aggregate nominal amount of the relevant securities issued pursuant to this authority (other than as aforesaid) would exceed one third of the issued ordinary share capital of the Company following completion of the Proposals; and

c. the Board be and they are hereby given power, pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94 of the Act) for cash, pursuant to the authority conferred by paragraph b of this resolution as if section 89(1) of that Act did not apply to any such allotment,

PROVIDED THAT this power shall be limited to:

(i) the allotment of equity securities in connection with the Proposals;

(ii) the allotment of equity securities (otherwise than as described in sub-paragraph (i) above) for cash up to an aggregate nominal amount equal to five per cent. of the issued and unconditionally allotted share capital of the Company following completion of the Proposals,

and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the Annual General Meeting of the Company in 2002, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

For the purpose of this resolution, words and expressions which are defined terms in the circular to shareholders dated 25th October, 2001 shall have the same meanings when used herein.

By Order of the Board

Mark A. Jenkins
Secretary

Registered Office:
15 Marylebone Road, London NW1 5JD

Dated 25th October, 2001.

Notes:

1. A form of proxy is enclosed. A member entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company. Completion and return of a form of proxy does not preclude a member from attending and voting at the meeting or any adjournment thereof in person.
2. The form of proxy and power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such authority, must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 3UH, by no later than 9.00 a.m. on 17th November, 2001.
3. In the case of joint holders, the signature of only one of the joint holders is required on the form of proxy but the vote of the first named on the Register of Members in respect of such joint holding will be accepted to the exclusion of other joint holders.
4. Pursuant to regulation 34 of The Uncertificated Securities Regulations 1995, members will be entitled to attend and vote at the meeting if they are registered on the Company's Register of Members 48 hours before the time appointed for the meeting or any adjournment thereof.

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